FORM 5

❚ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

❚ Form 3 Holdings Reported

❚ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol
	
	STUDIO II PRODUCTIONS, INC.
			6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			  _X_ Director __ 10% Owner
			  __ Officer (give title below)
			  __ Other (specify below)

(Last)(First)(Middle)
 	
Polland, Milton
	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year
		
		12/2002
			7. Individual or Joint/Group Reporting (check applicable line)
			
			  _X_ Form Filed by One Reporting Person
			
			  __ Form Filed by More than One Reporting Person

(Street) 2112 Century Park Lane Ste. 204 Los Angeles, CA 10067 (City)(State)(Zip)		5. If Amendment, Date of Original (Month/Year)	

			Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned				
1. Title of Security (Inst. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Inst. 8)	4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Inst. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price			
COMMON STOCK	11/4/1998	P3	20,000	A	$0.25	20,000	I*	

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.,* puts calls warrants options, convertible securities)

1. Title of Derivative Security (Inst. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/Day/Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Inst. 3 and 4)		8. Price of Derivative Security (Inst. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Inst. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Inst. 4)	11. Nature of Indirect Beneficial Ownership (Inst. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
N/A													

Explanation of Responses: * Milton Polland is the CEO of Central Pacific, Ltd., and thus claims beneficial ownership.

By: /S/ MILTON POLLAND   1/23/2003

**Signature of Reporting Person   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 788ff(a).
Note: File three copies of this Form, one of which must be manually signed.
   If space provided is insufficient, *see* Instruction 6 for procedure.